May 7, 2019

Wayne Anderson
President
Sylios Corp
501 1st Ave N., Suite 901
St. Petersburg, FL 33701

       Re: Sylios Corp
           Registration Statement on Form S-1
           Filed April 11, 2019
           File No. 333-230824

Dear Mr. Anderson:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 11, 2019

Cover Page

1. We note you disclose that your common stock is quoted on the OTC Pink Sheets. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to
       Item 501(b)(3) of Regulation S-K.
Description of Business, page 4

2. Please quantify your current equity investment in each of The Greater Cannabis Company,
       Inc. and AMDAQ Corp. In this regard, we note that the Notes F and P to your
 Wayne Anderson
FirstName LastNameWayne Anderson
Sylios Corp
Comapany NameSylios Corp
May 7, 2019
May 7, 2019 Page 2
Page 2
FirstName LastName
         Consolidated Statements Statements indicate that you reduced your 19.9% interest in The
         Greater Cannabis Company on January 9, 2019 by transferring 4,750,000 of your
         5,378,476 shares and that you have a 9.1% investment in AMDAQ Corp. In addition, we note you disclose on page 53 that you intend to identify additional direct investments in private companies within the cannabis and blockchain sectors. Please provide us with analysis as to whether you are or will be an investment company under the Investment
         Company Act of 1940.
3. Please revise your disclosure here and elsewhere to clarify your current business activities and how you intend to generate revenue from your current and any anticipated business activities. For example, your disclosure here indicates that all of your assets consist of US
         Natural Gas Corp KY's royalty interests in wells classified as shut-in, but your disclosure on page 10 states that you produce oil sold to Sunoco, Inc. or Barrett Oil Purchasing, Inc.
         Please also clarify whether you have any natural gas assets or operations following the sale of your assets to Bayport International Holdings, Inc. on July 31, 2014 and how E3
         Petroleum Corp acts as a "bonding entity."
4. To the extent you are not engaged or are engaged to only a limited extent in a particular line of business, please eliminate any misleading inference to such business and operations. In this regard, we note you disclose that your operations are currently divided amongst your three wholly-owned subsidiaries that focus on oil and gas activities, but you include substantial disclosure regarding the two entities you spun-off during the fiscal year ended 2017, including that the $500,000 in capital you will need to fund your operations through December 31, 2019 will be used primarily to assist AMDAQ in its business plan to go public.
Selling Shareholders, page 37

5. Please identify the natural person or persons with direct or indirect voting or investment power over the shares being registered for resale by Armada Investment Fund, LLC,
         Darling Capital, LLC and the Valvasone Trust. See Item 507 of Regulation S-K. For
         additional guidance, refer to Question 140.02 of Regulation S-K Compliance and
         Disclosure Interpretations.
Description of Securities, page 42

6. Please discuss the disparate rights that certain of your preferred shareholders have as compared to common shareholders. We note that Mr. Anderson owns all 100 shares of your Series D Preferred Stock and Note L to your Consolidated Financial Statements states that the total aggregate issued shares of Series D Preferred Stock shall have voting rights equal to four times the sum of (i) the total number of shares of common stock issued and outstanding, plus (ii) the total number of shares of Series A, Series B and Series C
         Preferred Stock. Please include a related risk factor discussing the influence that Mr.
         Anderson may have and any related conflicts of interest.
 Wayne Anderson
FirstName LastNameWayne Anderson
Sylios Corp
Comapany NameSylios Corp
May 7, 2019
May 7, 2019 Page 3
Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 57

7. Please describe the specific nature of the consulting fees that generated $3,000 in revenue for your fiscal year ended December 31, 2018.
Liquidity and Capital Resources, page 58

8. Please describe the terms of your principal indebtedness including the maturity and interest rate of your outstanding promissory notes. In this regard, we note that Exhibits
         10.17 and 10.18 indicate that on June 8, 2018, you entered into two renewal notes with
         SLMI Energy Holdings, LLC in the amount of $790,000 and $120,000, respectively.
Directors, Executive Officers, Promotors, and Control Persons, page 60

9. Please ensure that you disclose all of Mr. Anderson's business experience during the past five years. In this regard, we note that Mr. Anderson has served as the principal executive officer, principal financial officer and chairman for The Greater Cannabis Company, Inc.
         and serves as a director. We also note that Mr. Anderson is AMDAQ Corp's president and chairman. See Item 401(e) of Regulation S-K.
Certain Relationships and Related Transactions, page 62

10. Please disclose all transactions in which the amount involved exceeds 1% of the average of your total assets at fiscal year-end for the last two completed fiscal years as required by
         Item 404(d)(1) of Regulation S-K. For example, we note that you issued a secured promissory note dated October 6, 2018 to your chief executive officer and an unsecured promissory note dated September 15, 2017 to Around the Clock Partners LP, an entity controlled by your chief executive officer.
Report of Independent Registered Public Accounting Firm, page F-1

11. Please obtain and file a revised audit report from your independent accountant that complies with PCAOB Auditing Standard 3101.
General

12. Your registration statement fee table and prospectus cover page indicate that 4,387,500 shares of the common stock you are registering are issued and outstanding and held by the selling shareholders whereas your Selling Shareholders disclosure indicates that
         3,000,000 of such shares are issuable upon conversion of the convertible notes sold to Armada Investment Fund, LLC and 750,000 of such shares are issuable upon conversions of your Series D Preferred Stock. Please advise or revise. In addition,
         please have counsel revise its legal opinion to opine that the shares of common stock that are currently issued and outstanding and are being offered by the selling stockholders
         "are," and not "will be," legally issued, fully paid, and non-assessable. Refer to Section
 Wayne Anderson
Sylios Corp
May 7, 2019
Page 4
      II.B.2.h of Staff Legal Bulletin No. 19.
13. We note you disclose that you are an emerging growth company. However, it does not appear that you qualify as an emerging growth company, as defined in
Section 101(d) of
      the Jumpstart Our Business Startups Act, because it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before
      December 8, 2011. Please revise your registration statement accordingly, or provide us with your analysis as to why you believe you qualify as an emerging growth company.
      Refer to Questions 2 and 24 of the Generally Applicable Questions on Title I of the
      Jumpstart Our Business Startups Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763, with any other questions.



                                                           Sincerely,
FirstName LastNameWayne Anderson
                                                           Division of
Corporation Finance
Comapany NameSylios Corp
                                                           Office of Natural
Resources
May 7, 2019 Page 4
cc:       John E. Lux, Esq.
FirstName LastName